

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Zachary Hornby
President and Chief Executive Officer
Boundless Bio, Inc.
9880 Campus Point Drive, Suite 120
San Diego, CA 92121

> **Re: Boundless Bio, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 6, 2024**
> **File No. 333-277696**

Dear Zachary Hornby:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Estimates and Judgments
Stock-Based Compensation Expense, page 96

1. Please refer to your letter submitted on March 8, 2024. Please explain why the preliminary fair values for the February 2024 grants were based upon a straight-line interpolation from the September 15, 2023 Valuation and not the more recent January 19, 2024 Valuation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ibolya Ignat at 202-551-3636 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew Bush, Esq.